Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MINISO Group Holding Limited

名創優品集團控股有限公司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

INTERIM RESULTS ANNOUNCEMENT

FOR THE SIX MONTHS ENDED JUNE 30, 2025

The board (the “Board”) of directors (the “Directors”) of MINISO Group Holding Limited (the “Company”) is pleased to announce the interim consolidated results of the Company and its subsidiaries (the “Group”) for the six months ended June 30, 2025 (the “Reporting Period”), together with the comparative figures for the corresponding period in 2024. These interim results have been reviewed by the audit committee of the Board (the “Audit Committee”).

In this announcement, “we”, “us”, “our” and “MINISO” refer to the Company and where the context otherwise requires, the Group.

FINANCIAL PERFORMANCE HIGHLIGHTS

	For the six months ended		Year-over-
	June 30,		Year (“YoY”)
	2024	2025	Change (%)

	(Renminbi (“RMB”) in thousands, except percentages and per share data)
Revenue	7,758,743	9,393,112	21.1%
Gross profit	3,389,786	4,156,918	22.6%
Operating profit	1,494,809	1,545,949	3.4%
Profit before taxation	1,529,121	1,194,191	(21.9)%
Profit for the period	1,177,379	905,990	(23.1)%
Profit for the period attributable to:
– Equity shareholders of the Company	1,170,102	906,030	(22.6)%
– Non-controlling interests	7,277	(40)	(100.5)%
Earnings per ordinary share (the “Share(s)”):
–Basic (RMB)	0.94	0.74	(21.3)%
–Diluted (RMB)	0.94	0.73	(22.3)%
Adjusted net profit (a non-IFRS measure)	1,241,886	1,278,674	3.0%
Adjusted net earnings per Share (a non-IFRS measure)
–Basic (RMB)	0.99	1.04	5.1%
–Diluted (RMB)	0.99	1.03	4.0%
Adjusted EBITDA (a non-IFRS measure)	1,967,354	2,186,776	11.2%

NON-IFRS FINANCIAL MEASURES

In evaluating the business, MINISO considers and uses adjusted net profit, adjusted EBITDA and adjusted basic and diluted net earnings per Share as supplemental measures to review and assess its operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. MINISO defines adjusted net profit as profit for the period excluding equity-settled share-based payment expenses, gain or loss from fair value change of derivatives, issuance cost of derivatives and interest expenses related to the Equity Linked Securities (as defined below) and interest expenses related to the bank loans used for acquisition of the equity interest in Yonghui Superstores Co., Ltd (永輝超市股份有限公司) (“Yonghui”), and share of loss of Yonghui, net of tax. MINISO defines adjusted EBITDA as adjusted net profit plus depreciation and amortization, finance costs excluding interest expenses related to the Equity Linked Securities and interest expenses related to the bank loans used for acquisition of the equity interest in Yonghui and income tax expense. MINISO computes adjusted basic and diluted net earnings per Share by dividing adjusted net profit attributable to the equity shareholders of the Company by the number of Shares used in the basic and diluted earnings per Share calculation on an IFRS basis. MINISO computes adjusted basic and diluted net earnings per Share in the same way as it calculates adjusted basic and diluted net earnings per ADS (as defined below), except that it uses the number of Shares used in the basic and diluted earnings per Share calculation on an IFRS basis as the denominator instead of the number of ADSs represented by these Shares.

MINISO presents these non-IFRS financial measures because they are used by the management to evaluate its operating performance and formulate business plans. These non-IFRS financial measures enable the management to assess its operating results without considering the impacts of the aforementioned non-cash and other adjustment items that MINISO does not consider to be indicative of its operating performance in the future. Accordingly, MINISO believes that the use of these non-IFRS financial measures provides useful information to investors and others in understanding and evaluating its operating results in the same manner as the management and the Board.

These non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. These non-IFRS financial measures have limitations as analytical tools. One of the key limitations of using these non-IFRS financial measures is that they do not reflect all items of income and expense that affect MINISO’s operations. Further, these non-IFRS financial measures may differ from the non-IFRS information used by other companies, including peer companies, and therefore their comparability may be limited.

These non-IFRS financial measures should not be considered in isolation or construed as alternatives to profit, basic and diluted earnings per Share, as applicable, or any other measures of performance or as indicators of MINISO’s operating performance. Investors are encouraged to review MINISO’s historical non-IFRS financial measures in light of the most directly comparable IFRS measures, as shown below. The non-IFRS financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing MINISO’s data comparatively. MINISO encourages you to review its financial information in its entirety and not rely on a single financial measure.

The following table reconciles our adjusted net profit and adjusted EBITDA, both non-IFRS measures, for the six months ended June 30, 2024 and 2025 to the most directly comparable financial measure calculated and presented in accordance with IFRS, which is profit for the period.

	For the six months ended June 30,
	2024	2025

	(RMB in thousands)
Profit for the period	1,177,379	905,990
Add back:
Equity-settled share-based payment expenses	64,507	40,586
Loss from fair value change of derivatives(1)	–	39,748
Issuance cost of derivatives(2)	–	44,664
Interest expenses related to the Equity Linked Securities and the bank loans used for acquisition of the equity interest in Yonghui	–	128,351
–Interest expenses related to the Equity Linked Securities(3)	–	89,885
– Interest expenses related to the bank loans used for acquisition of the equity interest in Yonghui	–	38,466
Share of loss of Yonghui, net of tax	–	119,335

Adjusted net profit (a non-IFRS measure)	1,241,886	1,278,674

Add back:
Depreciation and amortization	333,131	554,016
Finance costs excluding interest expenses related to the Equity Linked Securities and the bank loans used for acquisition of the equity interest in Yonghui	40,595	65,885
Income tax expense	351,742	288,201

Adjusted EBITDA (a non-IFRS measure)	1,967,354	2,186,776

Notes:

(1)	The RMB39,748,000 loss from fair value change of derivatives was a non-cash expense that was related to the fair value of the Equity Linked Securities and call spread. It was determined solely by movements in the underlying share price.

(2)	The RMB44,664,000 issuance cost of derivatives was a one-off expense that was related to the Equity Linked Securities.

(3)	The RMB89,885,000 interest expenses related to the Equity Linked Securities included RMB80,815,000 non-cash portion and RMB9,070,000 cash expense.

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

We are a global value retailer offering a variety of trendy lifestyle products featuring IP design. Since we opened our first store in China in 2013, we have successfully incubated two brands – “MINISO” and “TOP TOY”. We have built our flagship brand “MINISO” as a globally recognized retail brand and established a store network worldwide. Our flagship brand “MINISO” offers a frequently-refreshed assortment of lifestyle products covering diverse consumer needs, and consumers are attracted to our products’ trendiness, creativeness, high quality and affordability.

During the six months ended June 30, 2025, the total number of MINISO stores in mainland China and overseas markets increased from 7,504 as of December 31, 2024 to 7,612 as of June 30, 2025. The number of TOP TOY stores increased from 276 as of December 31, 2024 to 293 as of June 30, 2025. For the six months ended June 30, 2025, the aggregate GMV of the Group reached approximately RMB16.7 billion.

Brands and Products

For the six months ended June 30, 2025, we launched an average of around 1,800 SKUs in “MINISO” channels per month, and we offered consumers a wide selection of SKUs, the vast majority of which are under the “MINISO” brand. Our MINISO product offering spans across 11 major categories, including home decor, small electronics, textile, accessories, beauty tools, toys, cosmetics, personal care, snacks, fragrance and perfumes, stationery and gifts.

Under the “TOP TOY” brand, we offered more than 11,000 SKUs as of June 30, 2025 across major pop toy categories such as model figures, 3D building blocks, vinyl plush toys, and other pop toys.

Store Network

As of June 30, 2025, we served consumers primarily through a network of over 7,600 MINISO stores, including over 4,300 MINISO stores in mainland China and over 3,300 MINISO stores in overseas markets. The following table shows the number of MINISO stores in mainland China and overseas as of the dates presented:

	As of June 30,
	2024	2025
Number of MINISO stores

Mainland China	4,115	4,305
Directly operated stores	29	20
Stores operated under MINISO Retail Partner model	4,063	4,258
Stores operated under distributor model	23	27

Overseas	2,753	3,307
Directly operated stores	343	579
Stores operated under MINISO Retail Partner model	338	425
Stores operated under distributor model	2,072	2,303

Total	6,868	7,612

We have expanded our TOP TOY store network in mainland China since 2020. TOP TOY has also begun to expand to overseas markets since 2024. This strategic move aligns with the Company’s plan to expand globally and strengthen its brand presence. As of June 30, 2025, we had a total of 293 TOP TOY stores, 283 of which are located in mainland China. The following table shows the number of TOP TOY stores worldwide as of the dates presented:

	As of June 30,
	2024	2025
Number of TOP TOY stores
Directly operated stores	21	38
Stores operated under MINISO Retail Partner model	174	250
Stores operated under distributor model	–	5

Total	195	293

Store operations in mainland China

As of June 30, 2025, apart from 20 directly operated MINISO stores, 27 distributor MINISO stores and 33 directly operated TOP TOY stores, all of our other MINISO and TOP TOY stores in mainland China were operated under the MINISO Retail Partner model.

The following table shows the aggregate numbers of MINISO stores in mainland China for the periods indicated:

	For the six months ended June 30,
	2024	2025
Directly operated stores
Number of stores at the beginning of the period	26	25
Net increase/(decrease) in number of stores during the period	3	(5)
Number of stores at the end of the period	29	20

Stores operated under MINISO Retail Partner model
Number of stores at the beginning of the period	3,878	4,335
Net increase/(decrease) in number of stores during the period	185	(77)
Number of stores at the end of the period	4,063	4,258

Stores operated under distributor model
Number of stores at the beginning of the period	22	26
Net increase in number of stores during the period	1	1
Number of stores at the end of the period	23	27

The following table shows the aggregate numbers of MINISO stores in mainland China by city-tiers as of the dates presented:

	As of June 30,
	2024	2025
Number of MINISO stores in mainland China
First-tier cities	541	572
Second-tier cities	1,705	1,774
Third- or lower-tier cities	1,869	1,959

Total	4,115	4,305

The MINISO Retail Partner model represents a mutually beneficial relationship between us and the MINISO Retail Partners, where we achieve rapid store network expansion with consistent brand image and consumer experience in an asset-light manner, and our MINISO Retail Partners attain attractive investment opportunities. Our MINISO Retail Partners are also motivated to maintain a loyal relationship with us. As of June 30, 2025, there were 1,079 MINISO Retail Partners that invested in MINISO stores in mainland China, and 677 of them had invested for over three years.

The following table shows the number of our MINISO Retail Partners that invested in MINISO stores in mainland China for the period indicated:

	For the six months ended June 30,
	2024	2025
Number of MINISO Retail Partners at the beginning of the period(1)	1,049	1,071
Net (decrease)/increase in number of MINISO Retail Partners during the period	(4)	8
Number of MINISO Retail Partners at the end of the period	1,045	1,079

Note:

(1)	Number of MINISO Retail Partners at a given date is calculated based on the number of individuals and entities with effective contractual relationships with us at that date.

We had 1 distributor for the MINISO brand in Tibet, China during the six months ended June 30, 2025. As of the date of this announcement, there has been no conversion of our franchisees in mainland China from a MINISO Retail Partner to a distributor, or vice versa.

The majority of our TOP TOY stores in mainland China are operated under the MINISO Retail Partner model as well. As of June 30, 2024 and 2025, we had 47 and 70 Retail Partners operating TOP TOY stores, respectively. Some Retail Partners in mainland China may invest in both MINISO and TOP TOY stores.

Store operations in overseas markets

We have adopted flexible store operation models, including direct operation, MINISO Retail Partner model and the distributor model, as we expand our global networks, depending on the growth potential, local regulation and other factors in the markets. In consideration of the evolving local regulatory requirements, market conditions and their operational needs, our overseas franchisees may sometimes convert from a MINISO Retail Partner to a distributor, or vice versa.

As of June 30, 2025, in overseas markets, there were 579 stores directly operated by us, and 425 and 2,303 stores operated under the MINISO Retail Partner model and distributor model, respectively.

The following table shows the aggregate number of MINISO stores in overseas markets for the periods indicated:

	For the six months ended June 30,
	2024	2025
Directly operated stores
Number of stores at the beginning of the period	238	503
Net increase in number of stores during the period	105	76
Number of stores at the end of the period	343	579
Stores operated under MINISO Retail Partner model
Number of stores at the beginning of the period	283	404
Net increase in number of stores during the period	55	21
Number of stores at the end of the period	338	425
Stores operated under distributor model
Number of stores at the beginning of the period	1,966	2,211
Net increase in number of stores during the period	106	92
Number of stores at the end of the period	2,072	2,303

The following table shows the number of the distribution of MINISO stores in overseas markets by region as of the dates presented:

	As of June 30,
	2024	2025
Number of MINISO stores in overseas markets
Asia excluding China	1,484	1,695
North America	234	394
Latin America	584	661
Europe	244	319
Others	207	238

Total	2,753	3,307

In the majority of overseas markets, we expand our store network by collaborating with local distributors with abundant local resources and retail experiences. The following table shows the number of our distributors in MINISO overseas markets for the period indicated:

	For the six months ended June 30,
	2024	2025
Number of distributors at the beginning of the period(1)	230	252
Net (decrease)/increase in number of distributors during the period(2)	(1)	17
Number of distributors at the end of the period(1)	229	269

Notes:

(1)	Number of distributors at a given date is calculated based on the number of individuals and entities with effective contractual relationships with us at that date.

(2)	Change of contracting entities by the same distributor is not taken into account in the calculation of numbers of new or terminated distributors.

As of June 30, 2024 and 2025, we had 101 and 117 MINISO Retail Partners in overseas markets, respectively. The increase in the number of MINISO Retail Partners for the six months ended June 30, 2025 was primarily due to increase in the number of MINISO Retail Partners in Indonesia and Vietnam.

Other Key Operating Data

The following tables set forth certain of key operating data of MINISO stores in mainland China and overseas markets, respectively:

	For the six months ended June 30,
	2024	2025
MINISO stores in mainland China
MINISO stores’ GMV(1) (RMB in millions)	7,097	7,800
Total number of transactions (in millions)	184.3	198.9
Total sales volume of SKUs (in millions)	486.4	527.4
Average spending per transaction (RMB)	38.5	39.2
Average selling price (RMB)	14.6	14.8

Same-store(2) GMV Growth (%)	Down low-single digit	Down low-single digit

Notes:

(1)	Includes GMV generated through MINISO offline stores and Online to Offline (“O2O”) platforms.

(2)	Includes stores that opened prior to the beginning of the comparative periods and remained open as of the end of the comparative periods and closed for less than 30 days during both comparative periods.

	For the six months ended June 30,
	2024	2025
MINISO stores in overseas markets
MINISO stores’ GMV (RMB in millions)	6,401	7,330
Asia excluding China	2,353	2,567
North America	844	1,414
Latin America	2,383	2,257
Europe	527	744
Others	294	348

Same-store(1) GMV Growth (%)	Up mid-teens	Down mid-single digit
Asia excluding China	Up mid-teens	Down mid-single digit
North America	Up low-teens	Down mid-single digit
Latin America	20%~25%	Down high-single digit
Europe	Up low-teens	Down low-single digit
Others	Down low-single digit	Up high-single digit

Note:

(1)	Includes stores that (i) were opened prior to the beginning of the comparative periods, (ii) were remained open as of the end of the comparative periods, and (iii) were closed for less than 30 days during both comparative periods. The impact of foreign exchange is excluded by adopting a constant currency exchange rate in both comparative periods.

The following table sets forth the GMV of MINISO brand worldwide through online channels for the periods indicated:

	For the six months ended June 30,
	2024	2025

	(RMB in millions)
MINISO brand worldwide
Total GMV through online channels(1)	395	558

Note:

(1)	Excludes GMV through O2O platforms in mainland China which is accounted for in GMV through offline channels.

Our TOP TOY brand started operating in December 2020 in mainland China. For the six months ended June 30, 2025, our TOP TOY brand achieved a total GMV of RMB1,048.0 million through multi-channels: (1) RMB794.9 million from TOP TOY stores in mainland China; (2) RMB126.6 million through online channels; (3) RMB126.5 million of GMV from other channels.

The following table sets forth certain of our key operating data of TOP TOY stores in mainland China:

	For the six months ended June 30,
	2024	2025
TOP TOY stores in mainland China
TOP TOY stores’ GMV (RMB in millions)	521	795
Total number of transactions (in millions)	4.7	7.2
Total sales volume of SKUs (in millions)	8.9	14.2
Average spending per transaction (RMB)	111.2	109.8
Average selling price (RMB)	58.8	56.1

Same-store(1) GMV Growth (%)	Up mid-teens	Down low-single digit

Note:

(1)	Includes stores that opened prior to the beginning of the comparative periods and remained open as of the end of the comparative periods and closed for less than 30 days during both comparative periods.

Recent Developments after the Reporting Period

Update on TOP TOY

TOP TOY recently has completed a round of strategic financing led by Temasek, a global investment company headquartered in Singapore. The post-transaction valuation of TOP TOY reached approximately HK$10 billion, demonstrating the market recognition of TOP TOY’s business model, brand equity, and global expansion roadmap on a rapid growth trajectory of its pop toy business.

Business Outlook

Confronting the ever-evolving macroeconomic and geopolitical environment, the Group demonstrates its significant risk resilience and agility through years of accumulated overseas expansion experience, diversified global footprint and global operational capabilities. Looking into the second half of 2025, we will continue to uphold our core philosophy for delivering long-term value by solid execution of our strategy: focusing on affordability, globalization and product innovation.

For our MINISO brand in mainland China, we will remain focused on achieving high quality growth by expanding and upgrading our store network to promote a relaxing, immersive and engaging shopping experience full of delightful surprises with treasure-hunting elements to our customers, unlocking the sales potential via different innovative themed store at the same time. We will also continue to innovate, introducing new product offerings with aesthetically pleasant designs, high product quality and high affordability, optimizing product-market fit, thereby fully leveraging on our multi-sales channels to create synergy with our diversified product offerings.

For our MINISO brand in the overseas markets, we will firmly pursue globalization strategy by expanding our overseas store footprint, adopting diversified yet localized tactics adaptive to different overseas markets, and further strengthening our cooperation with overseas business partners to capture every local market trend globally. Meanwhile, through execution of IP cooperation and the strategic roll-out of stellar products in different markets, we will continue to enhance MINISO brand awareness through product differentiation and adaptation as well as the refinement of store model. As our globalization process progresses, we will further facilitate our robust development in overseas markets through enhancing the efficiency of localized operations in each and every geographical region.

For our TOP TOY, we were pleased to see that it has embarked on globalization since the December quarter in 2024. Moving forward, we will continue to optimize TOP TOY’s product offerings and enhance operational efficiency to increase its market share and strengthen its brand image.

MANAGEMENT DISCUSSION AND ANALYSIS

	For the six months ended June 30,
	2024	2025

	(RMB in thousands)
Revenue	7,758,743	9,393,112
Cost of sales	(4,368,957)	(5,236,194)

Gross profit	3,389,786	4,156,918
Other income	12,698	5,370
Selling and distribution expenses	(1,522,088)	(2,181,022)
General and administrative expenses	(418,573)	(503,656)
Other net income	41,696	98,239
Credit loss on trade and other receivables	(3,606)	(13,450)
Impairment loss on non-current assets	(5,104)	(16,450)

Operating profit	1,494,809	1,545,949
Finance income	74,606	65,836
Finance costs	(40,595)	(194,236)

Net finance income/(costs)	34,011	(128,400)

Share of profit/(loss) of equity-accounted investees, net of tax	301	(138,946)
Other expenses	–	(84,412)

Profit before taxation	1,529,121	1,194,191
Income tax expense	(351,742)	(288,201)

Profit for the period	1,177,379	905,990

Profit for the period attributable to:
– Equity shareholders of the Company	1,170,102	906,030
– Non-controlling interests	7,277	(40)

Revenues

Our total revenue was RMB9,393.1 million for the six months ended June 30, 2025 (for the six months ended June 30, 2024: RMB7,758.7 million), representing an increase of 21.1% year over year, which was driven by the following factors: (i) an increase of 11.4% in revenue from MINISO brand in mainland China, (ii) an increase of 29.4% in revenue from MINISO brand in overseas markets, and (iii) an increase of 73% in revenue from TOP TOY brand.

Cost of Sales

Our cost of sales was RMB5,236.2 million for the six months ended June 30, 2025 (for the six months ended June 30, 2024: RMB4,369.0 million), representing an increase of 19.8% year over year.

Gross Profit and Gross Margin

Our gross profit was RMB4,156.9 million for the six months ended June 30, 2025 (for the six months ended June 30, 2024: RMB3,389.8 million), and gross margin was 44.3% for the six months ended June 30, 2025 (for the six months ended June 30, 2024: 43.7%), representing an increase of 0.6 percentage point. The increase in gross margin was mainly attributable to (i) higher revenue contribution from overseas markets, and (ii) higher gross margin of TOP TOY due to a shift in product mix towards more profitable products.

Selling and Distribution Expenses

Our selling and distribution expenses were RMB2,181.0 million for the six months ended June 30, 2025 (for the six months ended June 30, 2024: RMB1,522.1 million), increased by 43.3% year over year. Excluding equity-based compensation expenses, our selling and distribution expenses were RMB2,167.1 million for the six months ended June 30, 2025 (for the six months ended June 30, 2024: RMB1,480.6 million). The year-over-year increase was mainly attributable to our investments into directly operated stores to pursue the future success of our business, especially in strategic overseas markets such as the U.S. market. As of June 30, 2025, total number of directly operated stores on the group level was 637, compared to 393 as of June 30, 2024. For the six months ended June 30, 2025, the revenue from directly operated stores increased 81.7%, while related expenses including rental and related expenses, depreciation and amortization expenses together with payroll excluding share-based compensation expenses increased 63.4%. Licensing expenses increased 31.5%, as a percentage of revenue ranging from 2% to 3% in both comparative periods. Promotion and advertising expenses increased 6.2%, as a percentage of revenue stabilizing at around 3% in both comparative periods. Logistics expenses increased 25.5% year over year.

General and Administrative Expenses

Our general and administrative expenses were RMB503.7 million for the six months ended June 30, 2025 (for the six months ended June 30, 2024: RMB418.6 million), increased by 20.3% year over year. Excluding equity-settled share-based payment expenses, our general and administrative expenses were RMB477.0 million for the six months ended June 30, 2025 (for the six months ended June 30, 2024: RMB395.6 million), increased by 20.6% year over year. The year-over-year increase was primarily due to the increase of personnel-related expenses in relation to the development of our business.

Other Net Income

Our other net income was RMB98.2 million for the six months ended June 30, 2025 (for the six months ended June 30, 2024: RMB41.7 million). The year-over-year increase was mainly due to an increase in investment income in wealth management products, and a net foreign exchange gain compared with a net foreign exchange loss in the same period last year.

Operating Profit

As a result of the foregoing, we recorded operating profit of RMB1,545.9 million for the six months ended June 30, 2025 (for the six months ended June 30, 2024: RMB1,494.8 million), increased by 3.4% year over year.

Net Finance Income/(Costs)

Our net finance costs was RMB128.4 million for the six months ended June 30, 2025 (for the six months ended June 30, 2024: net finance income RMB34.0 million). The year-over-year increase in net finance costs was due to (i) increased interest expenses in relation to the Equity Linked Securities and the bank loans used for acquisition of the equity interest of Yonghui, both of which have been excluded in non-IFRS financial measures, and (ii) increased interest expenses on lease liabilities corresponding to our investment in directly operated stores.

Income Tax Expense

We recorded income tax expense of RMB288.2 million for the six months ended June 30, 2025 (for the six months ended June 30, 2024: RMB351.7 million).

Share of Profit/(Loss) of Equity-Accounted Investees, Net of Tax

Our share of loss of equity-accounted investees, net of tax was 138.9 million for the six months ended June 30, 2025 (for the six months ended June 30, 2024: share of profit of RMB0.3 million). The year-over-year change was mainly attributable to share of loss in Yonghui, which has been excluded in non-IFRS financial measures.

Other Expenses

Our other expenses were RMB84.4 million for the six months ended June 30, 2025 (for the six months ended June 30, 2024: nil), mainly attributable to loss from a fair value change of derivatives under mark-to-market impact, which is in relation to the Equity Linked Securities and has been excluded in non-IFRS financial measures.

Profit for the Period

As a result of the foregoing, we recorded a profit of RMB906.0 million for the six months ended June 30, 2025 (for the six months ended June 30, 2024: RMB1,177.4 million).

Adjusted Net Profit (a non-IFRS measure)

We recorded an adjusted net profit of RMB1,278.7 million for the six months ended June 30, 2025 (for the six months ended June 30, 2024: RMB1,241.9 million), which represents profit for the period excluding equity-settled share-based payment expenses, loss from fair value change of derivatives, issuance cost of derivatives and interest expenses related to the Equity Linked Securities and interest expenses related to the bank loans used for acquisition of the equity interest in Yonghui, and share of loss of Yonghui, net of tax.

Adjusted EBITDA (a non-IFRS measure)

We recorded an adjusted EBITDA of RMB2,186.8 million for the six months ended June 30, 2025 (for the six months ended June 30, 2024: RMB1,967.4 million), which represents adjusted net profit plus depreciation and amortization, finance costs excluding interest expenses related to the Equity Linked Securities and interest expenses related to the bank loans used for acquisition of the equity interest in Yonghui and income tax expense.

Net Cash from Operating Activities and Free Cash Flow

Our net cash from operating activities was RMB1,014.2 million for the six months ended June 30, 2025 (for the six months ended June 30, 2024: RMB1,293.8 million). Our capital expenditure was RMB434.8 million for the six months ended June 30, 2025 (for the six months ended June 30, 2024: RMB302.8 million), and free cash flow was RMB579.4 million for the six months ended June 30, 2025 (for the six months ended June 30, 2024: RMB991.0 million).

Current Ratio

Our current ratio decreased from 2.4 as of June 30, 2024 to 1.9 as of June 30, 2025, primarily due to increase in short-term loans and borrowings, lease liabilities relating to directly operated stores, and trade payables related to our inventories.

OTHER INFORMATION ABOUT OUR FINANCIAL PERFORMANCE

Liquidity and Source of Funding

During the six months ended June 30, 2025, we funded our cash requirements principally through cash generated from our operations. As of June 30, 2025, our cash, cash equivalents, restricted cash, term deposits, and other investments recorded in current assets were RMB7,466.1 million (as of December 31, 2024: RMB6,698.1 million).

Issue of the Equity Linked Securities and Entry into the Call Spread

In January 2025, we entered into a subscription agreement with UBS AG Hong Kong Branch and The Hongkong and Shanghai Banking Corporation Limited for the issuance of equity linked securities by us, which were convertible debt securities that shall be settled wholly in cash, with an aggregate principal amount of US$550,000,000 and an expected maturity date on January 14, 2032 (the “Equity Linked Securities”). The Equity Linked Securities have been approved by the Singapore Exchange Securities Trading Limited (the “SGX-ST”) to be listed and quoted on the Official List of the SGX-ST. The initial exercise price of the Equity Linked Securities was US$8.2822 per Share, subject to adjustment upon the occurrence of certain customary prescribed corporate actions. As a result of the distribution of the final cash dividend for the fiscal year ended December 31, 2024 (the “2024 Final Dividend”), the Equity Linked Securities exercise price was adjusted from US$8.2822 per Share, to US$8.1516 per Share, with effect from April 9, 2025, being the date immediately after the record date of the 2024 Final Dividend.

Further, we and UBS AG, London Branch and The Hongkong and Shanghai Banking Corporation Limited (the “Call Spread Counterparties”) entered into a call spread (the “Call Spread”), which is separate from, but is part and parcel of, the Equity Linked Securities, and comprise:

(a)	Lower Strike Call: a call option transaction granted by the Call Spread Counterparties to the Company, exercisable at the discretion of the Company, entitling the Company to (a) the difference, settled in cash, between the exercise price of the lower strike call, which is equivalent to the exercise price of the Securities, and the volume weighted average price per Share over a specified period of trading days, converted to U.S. dollars at the prevailing exchange rate, and multiplied by (b) the number of Shares underlying the lower strike call being exercised; and

(b)	Upper Strike Warrant: a call option transaction with an expected exercise price (the “Upper Strike Exercise Price”) of HK$102.1 per Share, representing a premium of 110.0% over the Delta Reference Price (for reference and illustration only) and a premium of 99.9% over the Stock Reference Price, granted by the Company to the Call Spread Counterparties, exercisable at the discretion of the Call Spread Counterparties, which would entitle the Call Spread Counterparties to receive newly allotted and issued Shares (the “Upper Strike Shares”), the maximum number of which was subject to adjustment upon the occurrence of certain customary prescribed corporate actions. As at January 7, 2025, the maximum number of Upper Strike Shares that may be issued was 66,407,407 Shares (representing approximately 5.31% of the then total issued and outstanding Shares), which did not exceed and was issued under the general mandate granted by the Shareholders to the Directors on June 20, 2024 to allot and issue new Shares. Following the distribution of the 2024 Final Dividend, the Upper Strike Exercise Price was adjusted to HK$100.5 per Share, and the maximum number of the Upper Strike Shares was adjusted to 67,471,717 Shares. We has received approval from the Listing Committee of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange” or “HKEX”) for the listing of, and permission to deal in, the Upper Strike Shares issuable under the Upper Strike Warrant.

The Call Spread was structured such that the timing, size and economics of the exercises under the Call Spread was able to match the exercises under the Equity Linked Securities. This overall structure will enable us to raise funds in a form similar to convertible debt securities, whilst deferring potential dilution to a higher effective exercise price.

We raised total net proceeds of US$457,079,647 (equivalent to HK$3,553,839,963) from the offering and sale of the Equity Linked Securities and the Call Spread. We planned to use the net proceeds for overseas store network expansion, supply chain optimization and development, brand building and promotion, additional overseas working capital and other general corporate purposes, and to purchase its Shares and/or ADSs (American Depositary Shares (the “ADS(s)”)(each representing four Shares)) from time to time pursuant to its share repurchase programs.

For further details, please refer to the announcements of us dated January 7, 2025, January 14, 2025 and April 24, 2025 in relation to the issue of the Equity Linked Securities and entry into the Call Spread by our Company.

Material Acquisitions and Disposals

Very Substantial Acquisition of Shares in Yonghui Superstores Co., Ltd

On September 23, 2024, our Company through our wholly-owned subsidiary, entered into share purchase agreements with independent third parties, respectively, to acquire an aggregate of 2,668,135,376 shares in Yonghui (representing approximately 29.4% of its entire issued share capital), at the consideration in the amount of RMB6,270,118,134 (equivalent to approximately HK$6,916,461,457, converted at the exchange rate of RMB0.90655 to HK$1.0000 for illustrative purpose only) (the “Yonghui Acquisition”). Yonghui, a listed company on the Shanghai Stock Exchange (stock code: 601933), is a retail chain operator featuring fresh produce management, mainly operates hypermarkets, supermarkets and community supermarkets, and has approximately 775 outlets spanning across about 29 provinces and municipalities across the mainland China as of December 31, 2024.

The Yonghui Acquisition was approved by our shareholders at the extraordinary general meeting of us held on January 17, 2025, and has already been completed in the first quarter of 2025.

As one or more of the applicable percentage ratios (as defined under Rule 14.07 of the Rules Governing the listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”)) in respect of the Yonghui Acquisition exceeds 100% on an aggregated basis pursuant to Rule 14.22 of the Listing Rules, the Yonghui Acquisition constitutes a very substantial acquisition under Chapter 14 of the Listing Rules. For details, please refer to our announcement dated September 23, 2024 and our circular dated November 22, 2024.

Save as disclosed above, we did not have any other material acquisitions or disposals of subsidiaries, consolidated affiliated entities or associated companies during the six months ended June 30, 2025.

Significant Investments

The Yonghui Acquisition was completed in the first quarter of 2025. Our equity interests in Yonghui has been accounted for as investments in associates using the equity method in our consolidated financial statements since its completion. As of June 30, 2025, we continued to hold approximately 29.4% of the issued share capital of Yonghui. For the six months ended June 30, 2025, we recorded a loss of RMB119.3 million for the investment in Yonghui. As we continue to be optimistic about the development of the offline retail industry in mainland China, we believe that the investment in Yonghui is in line with the Group’s investment strategy.

Save as disclosed above, we did not make or hold any other significant investments during the six months ended June 30, 2025.

Future Plans for Material Investments or Capital Assets

As of June 30, 2025, we did not have detailed future plans for material investments or capital assets.

Pledge of Assets

As of June 30, 2025, our equity interests in equity-accounted investees of approximately RMB4,308.2 million were pledged as securities for obtaining banking borrowings, an industry common practice for borrowings used for acquisitions.

Cash Management Policy

We believe we can make better use of our cash by making appropriate investments in short-term investment products, which generate income without interfering with our business operation or capital expenditures. Our investment decisions with respect to financial products are made on a case-by-case basis and after due and careful consideration of a number of factors, including, but not limited to, the market conditions, the economic developments, the anticipated investment conditions, the investment cost, the duration of the investment and the expected benefit and potential loss of the investment. We have established a set of internal control measures which allow us to achieve reasonable returns on our investment while mitigating our exposure to high investment risks. These policies and measures were formulated by our senior management.

In order to make full use of idle funds, enhance the utilization rate of surplus funds, and increase our income, under the premise of not affecting our normal business activities, subject to approval from our chief financial officer, we may purchase a certain amount of wealth management products from financial institutions. According to our internal policies, the manager of our treasury department should make proposals to invest in wealth management products to our chief financial officer and such proposals must be reviewed and approved by our chief financial officer. In assessing a proposal to invest in wealth management products, a number of criteria must be met, including but not limited to the following:

•	the purchase of wealth management products is limited to low-risk products such as term deposits, principal-guaranteed and interest-paying products, treasury notes issued by banks, and wealth management products with risk level below R2. The purchase of high-risk financial instruments such as securities and futures is strictly prohibited.

•	the expected return of the purchased wealth management products should be not lower than bank’s deposit interest rate for term deposits of the same period, the product structure should be relatively simple, and the purchases should be made from financial institutions with large operation scale, overall strength and good credit standing.

•	the treasury department is responsible for setting up a detailed ledger for wealth management products, the manager of the treasury department manages the financial products, and tracks the progress and safety of wealth management products. In the event of an abnormal situation, the manager of the treasury department should report the situation to the chief financial officer in a timely manner so that we can take effective measures immediately to reduce potential losses.

Gearing Ratio

As of June 30, 2025, our gearing ratio was 66.9%, calculated as loans and borrowings divided by total equity as of the end of the period and multiplied by 100%.

Foreign Exchange Risk

Our financial reporting currency is RMB and changes in foreign exchange rates can significantly affect our reported results and consolidated trends. In addition, our results of operations, including margins, are affected by the fluctuation in foreign exchange rates. Our international operations generate revenues primarily in U.S. dollars. Generally, a weakening of RMB against U.S. dollar has a positive effect on our results of operations, while a strengthening of RMB against U.S. dollar has the opposite effect. We have not used any derivative financial instruments to hedge exposure to such risk. To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of RMB against U.S. dollar would have an adverse effect on RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on U.S. dollar amounts available to us.

Contingent Liabilities

Commitment of Tax Payments

In connection with the acquisition of land use right and the construction of the headquarters building in Guangzhou, we entered into a letter of intent on November 26, 2020 with the local government of the district where our new headquarters building is located and committed to pay an aggregate amount of tax levies of no less than RMB965.0 million to the local government in Guangzhou for a five-year period starting from January 1, 2021, with RMB160.0 million in 2021, RMB175.0 million in 2022, RMB190.0 million in 2023, RMB210.0 million in 2024 and RMB230.0 million in 2025. If we fail to meet the committed amount for any of the five calendar years, we will have to compensate for the shortfall.

We had met the commitments for the calendar years of 2021, 2022, 2023 and 2024, and therefore, we were not required to make any compensation to the local government. In March 2025, we provided a performance guarantee of RMB230.0 million issued by a commercial bank to this local government in respect of the commitment of tax payments for the calendar year of 2025, which is valid from April 1, 2025 to March 31, 2026. The Directors have assessed that, based on the projection of and actual relevant taxes and surcharges paid and payable during the calendar year of 2025, we will be able to meet the commitment for the calendar year of 2025, and thus, it is not probable that we need to make any compensation to the local government under the above performance guarantee. As such, no provision has been made in respect of this matter as of June 30, 2025.

Securities class action

In August 2022, a putative federal securities class action was filed against us and certain of its officers and Directors (“Defendants”), alleging that Defendants made misleading misstatements or omissions regarding our business operations and financials in violation of the Securities Act of 1933 and the Securities Exchange Act of 1934. The action is captioned In re MINISO Group Holding Limited Securities Litigation, 1:22-cv-09864 (S.D.N.Y.). We and other defendants filed a motion to dismiss the operative complaint, and the motion was granted by the court in February 2024, with leave to amend. Plaintiffs subsequently filed a motion for reconsideration of the court’s decision, which was denied by the court. Plaintiffs then filed a further amended complaint and the parties are now engaging in another round of motion-to-dismiss briefing, which is expected to be complete by late September 2025. As of June 30, 2025, the Directors were unable to assess the outcome of the action or reliably estimate the potential losses, if any.

Capital Commitment

As of June 30, 2025, our capital commitment was RMB630.9 million, compared to RMB633.5 million as of December 31, 2024, which is mainly attributable to the construction of the headquarters building.

Employees and Remuneration

We had a total of 7,204 full-time employees as of June 30, 2025, including 2,824 in mainland China and 4,380 in certain overseas countries and regions, up from 5,245 full-time employees one year ago. The following table sets forth the number of our employees categorized by function as of June 30, 2025.

Function	Number of Employees
Product Development and Supply Chain Management	1,183
General and Administrative	565
Operations	4,699
Sales and Marketing	184
Technology	216
Business Development	204
Logistics	153

Total	7,204

Our total remuneration cost incurred for the six months ended June 30, 2025 was RMB929.9 million, while it was RMB685.5 million for the six months ended June 30, 2024.

The number of employees employed by us varies from time to time depending on needs and employees are remunerated based on industry practice. The remuneration policy and package of the Group’s employees are periodically reviewed. Apart from pension funds and in-house training programs, discretionary bonuses, share awards and share options from our share incentive plan may be awarded to employees according to the assessment of individual performance.

CORPORATE GOVERNANCE

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for us to safeguard the interests of its shareholders and to enhance corporate value and accountability.

Compliance with the Corporate Governance Code

We have complied with all the applicable code provisions of the Corporate Governance Code (the “Corporate Governance Code”) set forth in Part 2 of Appendix C1 to the Listing Rules for the six months ended June 30, 2025, save for the following.

Code provision C.2.1 of the Corporate Governance Code recommends, but does not require, that the roles of chairman of the Board and chief executive officer should be separate and should not be performed by the same individual.

We deviate from this code provision as we do not have a separate chairman and chief executive officer and Mr. Ye Guofu (“Mr. Ye”) currently performs these two roles of us. Mr. Ye is our founder and has extensive experience in our business operations and management. The Board believes that vesting the roles of both chairperson and chief executive officer in the same person has the benefit of ensuring consistent leadership within our Group and enables more effective and efficient overall strategic planning for our Group. The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable our Company to make and implement decisions promptly and effectively. The Board will continue to review and consider splitting the roles of chairman of the Board and the chief executive officer of our Company if and when it is appropriate taking into account the circumstances of the Group as a whole.

Compliance with the Model Code for Securities Transactions by Directors

We have adopted the Management Trading of Securities Policy (the “Code”), with terms no less exacting that the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix C3 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

Specific enquiry has been made of all the Directors and each of the Directors has confirmed that he/she has complied with the Code during the six months ended June 30, 2025.

Audit Committee

We have established an Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code.

The Audit Committee comprises three independent non-executive Directors, namely Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping. Ms. XU Lili, being the chairwoman of the Audit Committee, is appropriately qualified as required under Rule 3.10(2) of the Listing Rules.

The primary duties of the Audit Committee are:

(a)	to monitor the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

(b)	to review the adequacy of our internal control over financial reporting; and

(c)	to review all related party transactions for potential conflict of interest situations and approving all such transactions.

The Audit Committee has reviewed our unaudited interim financial information for the six months ended June 30, 2025. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by us and internal control and financial reporting matters with senior management members of us.

In addition, our independent auditor, Ernst & Young, has reviewed our unaudited interim financial information for the six months ended June 30, 2025 in accordance with Hong Kong Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” as issued by the Hong Kong Institute of Certified Public Accountants.

OTHER INFORMATION

Purchase, Sale or Redemption of our Listed Securities

During the six months ended June 30, 2025, the Company repurchased a total of 8,167,600 Shares of our Company at an aggregate consideration (including all the relevant expenses) of HK$262.7 million on the HKEX and a total of 824,961 ADSs at an aggregate consideration (including all the relevant expenses) of US$14.1 million on the New York Stock Exchange (the “NYSE”). As of the date of this announcement, the repurchased Shares and ADSs are pending cancellation, and would not receive any interim dividend.

Particulars of the repurchases made by us during the six months ended June 30, 2025 are as follows:

HKEX

				Aggregate
				consideration
				paid (including)
	No. of Shares	Price paid per Share		all the relevant
Trading Month	repurchased	Highest price	Lowest price	expenses
		(HK$)	(HK$)	(HK$’000)
March 2025	1,266,600	38.00	34.85	47,037
April 2025	5,163,200	38.00	27.05	154,897
May 2025	554,600	38.00	33.10	19,421
June 2025	1,183,200	36.90	32.75	41,322

NYSE

				Aggregate
				consideration
				paid (including)
	No. of Shares	Price paid per Share		all the relevant
Trading Month	repurchased	Highest price	Lowest price	expenses
		(US$)	(US$)	(US$’000)
March 2025	52,600	4.63	4.59	242
April 2025	1,621,224	4.88	3.51	6,613
May 2025	585,652	4.71	4.19	2,625
June 2025	1,040,368	4.73	4.20	4,666

Save as disclosed above, neither our Company nor any of our subsidiaries purchased, sold, or redeemed any of the Company’s securities listed on the HKEX or on the NYSE during the six months ended June 30, 2025. Our Company did not hold any treasury shares (as defined under the Listing Rules) as of June 30, 2025.

Use of Proceeds from the Global Offering

On July 13, 2022, the Shares of the Company were listed on the Main Board of the HKEX. The net proceeds from the global offering were HK$482.1 million. As of December 31, 2024, we have fully utilized the net proceeds in accordance with such intended purposes within 48 months from the listing of its Shares on the HKEX as expected.

Interim Dividend

On March 21, 2025, the Board approved the distribution of a final cash dividend in the amount of US$0.3268 per ADS or US$0.0817 per Share, which has been paid on April 17, 2025 for holders of Shares and April 23, 2025 for holders of ADSs. The aggregate amount of cash dividend paid was approximately US$101.3 million (RMB726.9 million at an exchange rate of RMB7.1760 to US$1.0000).

On August 21, 2025, the Board approved the distribution of an interim cash dividend in the amount of US$0.2896 per ADS or US$0.0724 per Share, to holders of ADSs and Shares of record as of the close of business on September 5, 2025, New York Time and Beijing/Hong Kong Time, respectively. The ex-dividend date for holders of Shares in Hong Kong will be September 4, 2025; and the ex-dividend date for holders of ADSs will be September 5, 2025. The payment date is expected to be on September 16, 2025 for holders of Shares and around September 19, 2025 for holders of ADSs. The aggregate amount of cash dividend to be paid is approximately US$89.3 million (RMB639.5 million at an exchange rate of RMB7.1636 to US$1.0000), which is approximately 50% of our adjusted net profit for the six months ended June 30, 2025 and will be distributed from additional paid-in capital and settled by a cash distribution.

For holders of Shares, in order to qualify for the interim dividend, all valid documents for the transfer of Shares accompanied by the relevant share certificates must be lodged for registration with our Hong Kong share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 P.M. on September 5, 2025 (Beijing/Hong Kong Time).

Unaudited consolidated statement of profit or loss

(Expressed in thousands of Renminbi, except for per share data)

		For the six months ended June 30,
	Notes	2024	2025
		RMB’000	RMB’000
Revenue	4	7,758,743	9,393,112
Cost of sales	5	(4,368,957)	(5,236,194)

Gross profit		3,389,786	4,156,918
Other income		12,698	5,370
Selling and distribution expenses	5	(1,522,088)	(2,181,022)
General and administrative expenses	5	(418,573)	(503,656)
Other net income	6	41,696	98,239
Credit loss on trade and other receivables		(3,606)	(13,450)
Impairment loss on non-current assets		(5,104)	(16,450)

Operating profit		1,494,809	1,545,949
Finance income		74,606	65,836
Finance costs		(40,595)	(194,236)

Net finance income/(costs)	7	34,011	(128,400)

Share of profit/(loss) of equity-accounted investees, net of tax		301	(138,946)
Other expenses		–	(84,412)

Profit before taxation		1,529,121	1,194,191
Income tax expense	8	(351,742)	(288,201)

Profit for the period		1,177,379	905,990

Attributable to:
Equity shareholders of the Company		1,170,102	906,030
Non-controlling interests		7,277	(40)

Profit for the period		1,177,379	905,990

Earnings per Share
Basic earnings per Share (RMB)	9	0.94	0.74
Diluted earnings per Share (RMB)	9	0.94	0.73

Unaudited consolidated statement of profit or loss and other comprehensive income

(Expressed in thousands of Renminbi)

	For the six months ended June 30,
	2024	2025
	RMB’000	RMB’000
Profit for the period	1,177,379	905,990

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of foreign operations	6,845	11,675

Other comprehensive income for the period	6,845	11,675

Total comprehensive income for the period	1,184,224	917,665

Attributable to:
Equity shareholders of the Company	1,178,043	917,401
Non-controlling interests	6,181	264

Total comprehensive income for the period	1,184,224	917,665

Unaudited consolidated statement of financial position

(Expressed in thousands of Renminbi)

	Notes	As of December 31, 2024	As of June 30, 2025
		RMB’000	RMB’000
ASSETS
Non-current assets
Property, plant and equipment		1,436,939	1,702,062
Right-of-use assets		4,172,083	4,635,139
Intangible assets		8,802	7,545
Goodwill		21,418	46,030
Deferred tax assets		181,948	217,963
Other Investments	10	123,399	122,570
Trade and other Receivables	12	341,288	212,750
Term deposits		140,183	–
Financial derivative assets		–	799,751
Interests in equity-accounted investees		38,567	6,171,304

		6,464,627	13,915,114

Current assets
Other investments	10	100,000	–
Inventories	11	2,750,389	2,836,348
Trade and other receivables	12	2,207,013	2,430,263
Cash and cash equivalents	13	6,328,121	7,115,183
Restricted cash		1,026	5,527
Term deposits		268,952	345,353

		11,655,501	12,732,674

Total assets		18,120,128	26,647,788

Unaudited consolidated statement of financial position (continued)

(Expressed in thousands of Renminbi)

	Notes	As of December 31, 2024	As of June 30, 2025
		RMB’000	RMB’000
EQUITY
Share capital	15(a)	94	94
Additional paid-in capital		4,683,577	3,956,803
Other reserves		1,329,126	1,687,003
Retained earnings		4,302,177	5,208,207

Equity attributable to equity shareholders of the Company		10,314,974	10,852,107
Non-controlling interests		40,548	46,812

Total equity		10,355,522	10,898,919

LIABILITIES
Non-current liabilities
Contract liabilities		35,145	27,758
Loans and borrowings		4,310	5,589,413
Other payables	14	59,842	73,586
Lease liabilities		1,903,137	2,177,289
Financial derivative liabilities		–	1,230,927
Deferred income		34,983	34,501

		2,037,417	9,133,474

Current liabilities
Contract liabilities		323,292	290,706
Loans and borrowings		566,955	1,707,170
Trade and other payables	14	3,943,988	3,561,523
Lease liabilities		635,357	883,423
Deferred income		5,376	2,024
Current taxation		252,221	170,549

		5,727,189	6,615,395

Total liabilities		7,764,606	15,748,869

Total equity and liabilities		18,120,128	26,647,788

Unaudited consolidated statement of changes in equity

(Expressed in thousands of Renminbi)

	Attributable to equity shareholders of the Company
	Share capital		Additional paid-in capital	Merger reserve	Treasury shares	Call option on equity	Share-based payment reserve	Translation reserve	PRC statutory reserve	Retained earnings	Total	Non- controlling interests	Total equity
	RMB’000		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at January 1, 2024	95		6,331,375	117,912	(157,610)	–	959,906	23,761	170,599	1,722,157	9,168,195	23,022	9,191,217

Changes in equity for the six months ended June 30, 2024
Profit for the period	–		–	–	–	–	–	–	–	1,170,102	1,170,102	7,277	1,177,379
Other comprehensive income for the period	–		–	–	–	–	–	7,941	–	–	7,941	(1,096)	6,845

Total comprehensive income for the period	–		–	–	–	–	–	7,941	–	1,170,102	1,178,043	6,181	1,184,224

Dividend declared and paid to equity shareholders of the Company	–		(643,176)	–	–	–	–	–	–	–	(643,176)	–	(643,176)
Dividend declared and paid to non-controlling interests	–		–	–	–	–	–	–	–	–	–	(1,612)	(1,612)
Exercise of share options and subscription of restricted share units	–	*	468	–	–	–	–	–	–	–	468	–	468
Repurchase of Shares	–		–	–	(70,847)	–	–	–	–	–	(70,847)	–	(70,847)
Cancellation of Shares	–	*	(144,407)	–	144,407	–	–	–	–	–	–	–	–
Equity settled share-based transactions	–		–	–	–	–	64,507	–	–	–	64,507	–	64,507
Acquisition of non-controlling interests	–		(415)	–	–	–	–	–	–	–	(415)	415	–

Balance at June 30, 2024	95		5,543,845	117,912	(84,050)	–	1,024,413	31,702	170,599	2,892,259	9,696,775	28,006	9,724,781

*            The amount was less than RMB1,000

Unaudited consolidated statement of changes in equity (continued)

(Expressed in thousands of Renminbi)

	Attributable to equity shareholders of the Company
	Share capital		Additional paid-in capital	Merger reserve	Treasury shares	Call option on equity	Share-based payment reserve	Translation reserve	PRC statutory reserve	Retained earnings	Total	Non- controlling interests	Total equity
	RMB’000		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at January 1, 2025	94		4,683,577	117,912	(84,049)	–	1,045,090	42,034	208,139	4,302,177	10,314,974	40,548	10,355,522

Changes in equity for the six months ended June 30, 2025
Profit for the period	–		–	–	–	–	–	–	–	906,030	906,030	(40)	905,990
Other comprehensive income for the period	–		–	–	–	–	–	11,371	–	–	11,371	304	11,675

Total comprehensive income for the period	–		–	–	–	–	–	11,371	–	906,030	917,401	264	917,665

Dividend declared and paid to equity shareholders of the Company	–		(726,875)	–	–	–	–	–	–	–	(726,875)	–	(726,875)
Repurchase of Shares	–		–	–	(344,490)	–	–	–	–	–	(344,490)	–	(344,490)
Equity settled share-based transactions	–		–	–	–	–	40,586	–	–	–	40,586	–	40,586
Issuance of Shares in respect of vesting of restricted share units	–	*	–	–	–	–	–	–	–	–	– *	–	– *
Exercise of share options and subscription of restricted share units	–	*	101	–	–	–	–	–	–	–	101	–	101
Recognition of upper-strike call option	–		–	–	–	650,711	–	–	–	–	650,711	–	650,711
Capital contribution from non-controlling interests	–		–	–	–	–	–	–	–	–	–	6,000	6,000
Deregistration of a subsidiary	–		–	–	–	–	–	–	(301)	–	(301)	–	(301)

Balance at June 30, 2025	94		3,956,803	117,912	(428,539)	650,711	1,085,676	53,405	207,838	5,208,207	10,852,107	46,812	10,898,919

*            The amount was less than RMB1,000

Unaudited consolidated statement of cash flows

(Expressed in thousands of Renminbi)

	For the six months ended June 30,
	2024	2025
	RMB’000	RMB’000
Cash flows from operating activities
Cash generated from operations	1,649,204	1,375,599
Income tax paid	(355,448)	(361,376)

Net cash from operating activities	1,293,756	1,014,223

Cash flows from investing activities
Payment for purchases of property, plant, equipment and intangible assets	(302,784)	(434,774)
Proceeds from disposal of property, plant and equipment and intangible assets	3,166	18,301
Payment for purchases of other investments	(4,176,438)	(4,934,017)
Proceeds from disposal of other investments	4,077,046	5,039,690
Placement of term deposits	(256,855)	(84,028)
Maturity of term deposits	181,299	151,814
Interest income	68,249	62,538
Investment income from other investments	18,360	44,007
Acquisition of a subsidiary	–	4,323
Payments for investments in equity-accounted investees	–	(6,277,893)

Net cash used in investing activities	(387,957)	(6,410,039)

Cash flows from financing activities
Proceeds from subscription of restricted share units and exercise of share options	468	101
Proceeds from loans and borrowings	–	4,354,718
Repayment of loans and borrowings	–	(43,467)
Payment of capital element and interest element of lease liabilities	(414,592)	(395,762)
Payment for repurchase of Shares	(36,914)	(303,091)
Dividends paid to equity shareholders of the Company	(643,176)	(726,875)
Dividends paid to non-controlling interests	(1,612)	–
Payment for purchases of options	–	(1,207,782)
Proceeds from issue of options	–	650,711
Proceeds from issue of the Equity Linked Securities, net of issuance costs	–	3,842,864
Capital injection from non-controlling interests	–	6,000

Net cash (used in)/from financing activities	(1,095,826)	6,177,417

Net (decrease)/increase in cash and cash equivalents	(190,027)	781,601
Cash and cash equivalents at the beginning of the period	6,415,441	6,328,121
Effect of movements in exchange rates on cash held	1,318	5,461

Cash and cash equivalents at the end of the period	6,226,732	7,115,183

Notes to the unaudited interim financial information

(Expressed in thousands of Renminbi, unless otherwise indicated)

1              Basis of preparation

This interim financial report for the six months ended June 30, 2025 has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the HKEX, including compliance with International Accounting Standard (“IAS”) 34, Interim financial reporting, issued by the International Accounting Standards Board (“IASB”). It was authorized for issue on August 21, 2025.

The interim financial report has been prepared in accordance with the same accounting policies adopted in the consolidated financial statements for the year ended December 31, 2024, except for the accounting policy changes that are expected to be reflected in the 2025 annual financial statements. Details of any changes in accounting policies are set out in Note 2.

The preparation of an interim financial report in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the consolidated financial statements for the year ended December 31, 2024. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for a full set of financial statements prepared in accordance with IFRS Accounting Standards.

The interim financial report is unaudited, but has been reviewed by Ernst & Young in accordance with Hong Kong Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the Hong Kong Institute of Certified Public Accountants.

2              Basis of preparation

The accounting policies adopted in the preparation of the interim financial report are consistent with those applied in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2024, except for the adoption of the following amended IFRS Accounting Standard for the first time for the current period’s financial information.

•	Amendments to IAS 21, Lack of Exchangeability

The revised standards have had no significant financial effect on these financial statements.

3	Segment reporting

The Group manages its businesses by divisions, which are organized by a mixture of both brands and geography. In a manner consistent with the way in which information is reported internally to the Group’s most senior executive management for the purposes of resource allocation and performance assessment. On January 1, 2025, the Group changed its segment disclosure to separate MINISO brand into MINISO brand – Mainland China and MINISO brand – Overseas. As a result, the Group has presented three reportable segments of MINISO brand-Mainland China, MINISO brand-Overseas and TOP TOY brand for the six months ended June 30, 2024 and 2025. The Group retrospectively revised prior period segment information to conform to current period presentation.

Reportable segments	Operations

MINISO brand – Mainland China	Design, buying and sale of lifestyle products
MINISO brand – Overseas	Design, buying and sale of lifestyle products
TOP TOY brand	Design, buying and sale of pop toys

(i)	Segment results and other material items

Information related to each reportable segment is set out below. Segment profit before taxation is used to measure performance because management believes that this information is the most relevant in evaluating the results of the respective segments.

	For the six months ended 30 June 2024
	MINISO brand
	Mainland China	Overseas	Sub-total	TOP TOY brand	Unallocated amounts	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
External revenue	4,592,799	2,731,866	7,324,665	428,920	5,158	7,758,743
Intersegment revenue	1,391,138	1,624	1,392,762	5,648	278,467	1,676,877

Segment revenue	5,983,937	2,733,490	8,717,427	434,568	283,625	9,435,620

Elimination of intersegment revenue						(1,676,877)

Consolidated revenue						7,758,743

Operating profit	939,584	526,810	1,466,394	34,119	(5,704)	1,494,809
Finance income	38,352	33,590	71,942	702	1,962	74,606
Finance costs	(10,776)	(27,567)	(38,343)	(2,252)	–	(40,595)
Share of profit/(loss) of equity-accounted investees, net of tax	–	301	301	–	–	301

Profit before taxation	967,160	533,134	1,500,294	32,569	(3,742)	1,529,121

Income tax expenses						(351,742)

Profit for the period						1,177,379

Other material items
Depreciation and amortization	(94,323)	(198,479)	(292,802)	(33,053)	(7,276)	(333,131)
Credit loss on trade and other receivables	(3,247)	92	(3,155)	(432)	(19)	(3,606)
Impairment loss on non-current assets	–	(3,752)	(3,752)	(1,352)	–	(5,104)
Additions to non-current assets during the period*	136,777	1,176,388	1,313,165	58,473	111,119	1,482,757

	For the six months ended 30 June 2025
	MINISO brand
	Mainland China	Overseas	Sub-total	TOP TOY brand	Unallocated amounts	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
External revenue	5,114,987	3,534,017	8,649,004	742,058	2,050	9,393,112
Intersegment revenue	1,442,983	2,683	1,445,666	22,986	226,329	1,694,981

Segment revenue	6,557,970	3,536,700	10,094,670	765,044	228,379	11,088,093

Elimination of intersegment revenue						(1,694,981)

Consolidated revenue						9,393,112

Operating profit	927,721	583,991	1,511,712	51,027	(16,790)	1,545,949
Finance income	49,352	14,472	63,824	532	1,480	65,836
Finance costs	(15,391)	(46,383)	(61,774)	(4,092)	(128,370)	(194,236)
Other expenses	–	–	–	–	(84,412)	(84,412)
Share of profit/(loss) of equity-accounted investees, net of tax	–	(19,611)	(19,611)	–	(119,335)	(138,946)

Profit before taxation	961,682	532,469	1,494,151	47,467	(347,427)	1,194,191

Income tax expenses						(288,201)

Profit for the period						905,990

Other material items
Depreciation and amortization	(128,713)	(344,443)	(473,156)	(64,988)	(15,872)	(554,016)
Credit loss on trade and other receivables	(10,231)	(2,618)	(12,849)	(601)	–	(13,450)
Impairment loss on non-current assets	(204)	(16,246)	(16,450)	–	–	(16,450)
Additions to non-current assets during the period*	317,345	762,393	1,079,738	220,875	155,079	1,455,692

Note:

*	The additions to non-current assets include additions to property, plant and equipment, right-of-use assets and intangible assets.

(ii)	Segment assets and liabilities

	As of December 31, 2024
	MINISO brand
	Mainland China	Overseas	Sub-total	TOP TOY brand	Unallocated amounts	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Segment assets	6,540,003	5,575,856	12,115,859	939,552	–	13,055,411
Assets relating to construction of headquarters building	–	–	–	–	2,275,477	2,275,477
Assets relating to an investment holding company	–	–	–	–	2,508,145	2,508,145
Apartments for use as staff quarters	–	–	–	–	229,252	229,252
Other unallocated assets	–	–	–	–	51,843	51,843

Consolidated total assets						18,120,128

Segment liabilities	3,738,723	3,186,945	6,925,668	681,475	–	7,607,143
Liabilities relating to construction of headquarters building	–	–	–	–	118,507	118,507
Other unallocated liabilities	–	–	–	–	38,956	38,956

Consolidated total liabilities						7,764,606

	As of June 30, 2025
	MINISO brand
	Mainland China	Overseas	Sub-total	TOP TOY brand	Unallocated amounts	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Segment assets	9,152,135	6,784,685	15,936,820	891,207	–	16,828,027
Assets relating to construction of headquarters building	–	–	–	–	2,415,236	2,415,236
Assets relating to an investment holding company	–	–	–	–	6,155,052	6,155,052
Apartments for use as staff quarters	–	–	–	–	208,010	208,010
Financial derivative assets	–	–	–	–	799,751	799,751
Other unallocated assets	–	–	–	–	241,712	241,712

Consolidated total assets						26,647,788

Segment liabilities	4,313,716	3,634,299	7,948,015	601,266	–	8,549,281
Liabilities relating to construction of headquarters building	–	–	–	–	109,139	109,139
Liabilities relating to an investment holding company	–	–	–	–	3,457,000	3,457,000
Liabilities relating to the Equity Linked Securities	–	–	–	–	2,366,934	2,366,934
Financial derivative liabilities	–	–	–	–	1,230,927	1,230,927
Other unallocated liabilities	–	–	–	–	35,588	35,588

Consolidated total liabilities						15,748,869

(iii)	Geographic information

The geographic information analyses the Group’s revenue and non-current assets by the Group’s country of domicile and other regions. In presenting the geographic information, segment revenue has been based on the geographic locations of customers and segment assets are based on the geographic locations of the assets.

	For the six months ended June 30,
	2024	2025
	RMB’000	RMB’000
i. Revenue
Mainland China	5,026,729	5,827,157
Asia excluding China	1,116,364	1,227,907
North America	763,281	1,295,324
Latin America	600,038	589,936
Europe	140,334	273,564
Others	111,997	179,224

	7,758,743	9,393,112

	As of December 31, 2024	As of June 30, 2025
	RMB’000	RMB’000
ii. Non-current assets
Mainland China	3,626,187	3,829,216
Asia excluding China	413,285	506,108
North America	1,725,032	1,939,106
Europe	72,168	131,891
Others	143,858	197,205

	5,980,530	6,603,526

Non-current assets exclude deferred tax assets, financial derivative assets, non-current other investments, non-current term deposits and interests in equity-accounted investees.

4	Revenue

The Group’s revenue is primarily derived from the sale of lifestyle and pop toy products through self-operated stores, franchised stores, offline distributors in the PRC and overseas and online sales conducted through the Group’s self-operated online stores on third-party e-commerce platforms and through online distributors. Other sources of revenue mainly include license fees, sales-based royalties and sales-based management and consultation service fees from franchisees and distributors.

(i)	Disaggregation of revenue

In the following table, revenue from contracts with customers is disaggregated by major products and service lines and timing of revenue recognition.

	For the six months ended June 30,
	2024	2025
	RMB’000	RMB’000
Major products/service lines
– Sales of lifestyle and pop toy products
– Retail sales in self-operated stores	1,205,709	2,190,668
– Product sales to franchisees	3,995,768	4,298,817
– Sales to offline distributors	1,395,170	1,512,084
– Online sales	402,688	573,208
– Other sales channels	29,745	61,813

Sub-total	7,029,080	8,636,590

– License fees, sales-based royalties, and sales-based management and consultation service fees
– License fees	34,215	63,869
– Sales-based royalties	75,098	80,536
– Sales-based management and consultation service fees	328,704	363,280

Sub-total	438,017	507,685

– Others*	291,646	248,837

	7,758,743	9,393,112

Timing of revenue recognition
– Point in time	7,314,994	8,873,311
– Over time	443,749	519,801

Revenue from contracts with customers	7,758,743	9,393,112

Note:

*	Others mainly represented sales of fixtures to franchisees and distributors and membership fee income.

For the six months ended June 30, 2025, the Group did not have any customers with revenue exceeding 10% of the Group’s total revenue (six months ended June 30, 2024: none).

(ii)	Seasonality of operations

The Group’s business is subject to seasonal fluctuation, typically with relatively stronger performance in the quarters ended September 30 and December 31, which is mainly due to the higher retail demand in holiday seasons in certain regions. As a result, the Group typically reports lower revenues for the six months ended June 30 than the six months ended December 31.

5            Expenses by nature

	For the six months ended June 30,
	2024	2025
	RMB’000	RMB’000
Cost of inventories (Note 11)	4,256,426	5,081,747
Payroll and employee benefits	685,492	929,882
Rental and related expenses	113,395	185,788
Depreciation and amortization	333,131	554,016
Licensing expenses	183,158	240,795
Promotion and advertising expenses	247,158	262,544
Logistics expenses	225,974	292,963
Travelling expenses	55,950	61,964
Other expenses	208,934	311,173

Total cost of sales, selling and distribution and general and administrative expenses	6,309,618	7,920,872

6            Other net income

	For the six months ended June 30,
	2024	2025
	RMB’000	RMB’000
Net foreign exchange (losses)/gains	(12,392)	36,570
(Losses)/gains on disposal of property, plant and equipment and intangible assets	(892)	2,719
Investment income from other investments	18,360	43,809
Gains on revaluation of the previously held equity-accounted investees	–	8,600
Scrap income	5,352	5,189
Net change in fair value of other investments	14,154	(829)
Reversal of litigation compensation	300	–
Gains relating to cancellation and modification of lease contracts	9,578	4,607
Gain on disposal of a subsidiary	8,759	–
Others	(1,523)	(2,426)

	41,696	98,239

7            Net finance income/(costs)

	For the six months ended June 30,
	2024	2025
	RMB’000	RMB’000
Finance income
– Interest income	74,606	65,836

Finance costs
– Interest on loans and borrowings	(120)	(47,032)
– Interest on the Equity Linked Securities	–	(89,885)
– Interest on lease liabilities	(40,475)	(57,319)

	(40,595)	(194,236)

Net finance income/(costs)	34,011	(128,400)

8            Income taxes

(a)	Taxation recognized in consolidated profit or loss:

	For the six months ended June 30,
	2024	2025
	RMB’000	RMB’000
Amounts recognized in consolidated profit or loss
Current tax
Provision for the period	364,138	324,216
Deferred tax
Origination and reversal of temporary differences	(12,396)	(36,015)

Tax expense	351,742	288,201

(b)	Reconciliation between actual tax expense and accounting profit at applicable tax rates:

	For the six months ended June 30,
	2024	2025
	RMB’000	RMB’000
Profit before taxation	1,529,121	1,194,191

Notional tax on profit before taxation, calculated at the rates applicable to profits in the jurisdictions concerned	390,545	330,783
Tax effect of share-based payment expenses	15,126	(4,562)
Tax effect of other non-deductible expenses	9,677	557
Effect of preferential tax treatments on assessable profits of certain subsidiaries	(50,670)	(55,001)
Tax effect of additional deduction on research and development costs	–	(5,478)
Tax effect of exempted and non-taxable income	(5,957)	(1,162)
Effect of unused tax losses being utilized	–	(12,678)
Effect of deductible temporary differences and unused tax losses (utilized)/not recognized	(1,171)	42,909
Others	(5,808)	(7,167)

Actual tax expenses	351,742	288,201

9            Earnings per Share

(a)	Basic earnings per Share

For the six months ended June 30, 2025, the calculation of basic earnings per Share has been based on the profit attributable to ordinary equity shareholders of the Company of RMB906,030,000 (six months ended June 30, 2024: RMB1,170,102,000) and the weighted average number of Shares outstanding of 1,230,765,469 Shares (six months ended June 30, 2024: 1,242,154,721 Shares), which were calculated as follows:

	For the six months ended June 30,
	2024	2025
	Number of Shares	Number of Shares
Issued Shares at January 1, 2025 and 2024	1,243,332,789	1,233,993,805
Effect of Shares released from the exercise of share options and subscription of restricted share units	769,834	990,027
Effect of repurchase of Shares (Note 15(b))	(1,947,902)	(4,218,363)

Weighted average number of Shares	1,242,154,721	1,230,765,469

(b)	Diluted earnings per Share

Diluted earnings per Share is calculated by adjusting the weighted average number of Shares outstanding to assume conversion of all potential dilutive ordinary shares.

For the six months ended June 30, 2025, the calculation of diluted earnings per Share was based on the profit attributable to ordinary equity shareholders of the Company of RMB906,030,000 (six months ended June 30, 2024: RMB1,170,102,000) and the weighted average number of Shares of 1,236,003,168 Shares (six months ended June 30, 2024: 1,247,504,123 Shares), after adjusting by the dilutive effect of share incentive plan, calculated as follows:

	For the six months ended June 30,
	2024	2025
	Number of Shares	Number of Shares
Weighted average number of Shares, basic	1,242,154,721	1,230,765,469
Dilutive effect of share incentive plan	5,349,402	5,237,699
Weighted average number of Shares, diluted	1,247,504,123	1,236,003,168

10	Other investment

	As of December 31,	As of June 30,
	2024	2025
	RMB’000	RMB’000
Financial assets measured at FVTPL:
Non-current
– Investment in an unlisted limited partnership enterprise	123,399	122,570

Current
– Investment in structured deposit	100,000	–

11	Inventories

	As of December 31,	As of June 30,
	2024	2025
	RMB’000	RMB’000
Finished goods	2,742,092	2,828,637
Low-value consumables	8,297	7,711
	2,750,389	2,836,348

The analysis of the amount of inventories recognized as an expense and included in profit or loss is as follows:

	For the six months ended June 30,
	2024	2025
	RMB’000	RMB’000
Carrying amount of inventories sold	4,226,389	5,035,082
Write-down of inventories	30,037	46,665
Cost of inventories recognized in consolidated statements of profit or loss	4,256,426	5,081,747

12	Trade and other receivables

	As of December 31,	As of June 30,
	2024	2025
	RMB’000	RMB’000
Non-current
Trade receivables	14,653	8,262
Less: loss allowance	(18)	(10)

Trade receivables, net of loss allowance (ii)	14,635	8,252
Amounts due from related parties	16,708	16,490
Deposits	193,810	110,858
Prepayments for lease	72,000	20,000
Value-added tax (“VAT”) recoverable	44,135	57,150
	341,288	212,750

Current (i)
Trade receivables	742,622	828,391
Less: loss allowance	(67,699)	(71,991)

Trade receivables, net of loss allowance	674,923	756,400
Amounts due from related parties	45,424	28,848
Miscellaneous expenses paid on behalf of franchisees	642,073	702,088
VAT recoverable	208,221	233,975
Rental deposits	71,001	162,419
Receivables due from online payment platforms and banks (iii)	77,990	108,024
Prepayments for inventories	73,538	90,079
Prepayments for licensing expenses	65,040	69,213
Prepayments for promotion and advertising expenses	30,349	21,940
Prepayments for repurchase of Shares	70,518	29,118
Others	247,936	228,159
	2,207,013	2,430,263

Notes:

(i)	All of trade and other receivables classified as current portion are expected to be recovered or recognized as expense within one year.

(ii)	Trade receivables relating to certain sales of fixtures to franchisees are collected by installments within the periods ranging from 29 to 34 months and the portion which is expected to be recovered after one year is classified as non-current. All other trade debtors are due within 30 to 180 days from the date of revenue recognition for domestic and overseas customers respectively.

(iii)	Receivables due from banks and online payment platforms mainly represent the amounts due from banks for offline sales made through customer credit/debit cards and other online payment platforms that require overnight processing by the collection banks. The amounts also include the proceeds of online sales through e-commerce platforms collected by and retained in third-party online payment platforms. Withdrawal of the balances retained in online payment platforms could be made anytime upon the Group’s instructions.

Aging analysis

As of the end of each reporting period, the aging analysis of trade receivables, based on the invoice date and net of loss allowance, is as follows:

	As of December 31,	As of June 30,
	2024	2025
	RMB’000	RMB’000
Non-current portion
Within 90 days	1,093	329
91 to 180 days	3,536	646
181 to 360 days	4,779	3,558
361 to 540 days	5,076	3,474
Over 540 days	151	245
	14,635	8,252

Current portion
Within 90 days	508,247	530,308
91 to 180 days	119,343	152,826
181 to 360 days	34,987	65,250
361 to 540 days	10,837	6,959
Over 540 days	1,509	1,057
	674,923	756,400

13	Cash and cash equivalents

	As of December 31,	As of June 30,
	2024	2025
	RMB’000	RMB’000
Cash on hand	4,465	3,941
Cash at bank	6,323,656	7,111,242

Cash and cash equivalents as presented in the consolidated statements of financial position and in the consolidated statements of cash flows	6,328,121	7,115,183

14	Trade and other payables

	As of December 31,	As of June 30,
	2024	2025
	RMB’000	RMB’000
Non-current
Payable relating to construction projects	59,842	73,586

Current
Trade payables (i)	1,278,535	967,491
Payroll payable	148,352	132,089
Accrued expenses	375,588	288,906
Other taxes payable	58,899	95,379
Deposits	1,839,844	1,831,627
Payable relating to leasehold improvements	93,514	70,474
Payable relating to construction projects	25,579	733
Amounts due to related parties	8,123	8,709
Others	115,554	166,115
	3,943,988	3,561,523

The credit period granted by suppliers is 30 to 90 days.

Deposits received from suppliers, distributors and franchisees may be repayable to suppliers, distributors and franchisees after more than one year. All of the other trade payables, other payables, accruals and amounts due to related parties or franchisees are expected to be settled within one year or are repayable on demand.

Note:

(i)	Aging analysis

As of the end of reporting period, the aging analysis of trade payables, based on the invoice date, is as follows:

	As of December 31,	As of June 30,
	2024	2025
	RMB’000	RMB’000
Within 1 month	1,203,435	827,309
1 to 3 months	54,490	65,417
3 months to 1 year	14,210	60,925
Over 1 year	6,400	13,840
	1,278,535	967,491

15	Capital and reserves

(a)	Share capital and additional paid-in capital

As of June 30, 2025, analysis of the Company’s issued Shares including treasury shares reserved for the share incentive plan, was as follows:

	Number of Shares
	Outstanding Shares	Treasury shares	Total issued Shares	Share capital
				RMB’000
As of January 1, 2025	1,233,993,805	15,878,028	1,249,871,833	94
Issuance of Shares in respect of vesting of restricted share units (i)	1,465,524	–	1,465,524	–	*
Exercise of share options and subscription of restricted share units (ii)	442,056	(442,056)	–	–	*
Repurchase of Shares (Note 15(b))	(11,467,444)	11,467,444	–	–

As of June 30, 2025	1,224,433,941	26,903,416	1,251,337,357	94

*            The amount was less than RMB1,000.

Notes:

(i)	During the six months ended June 30, 2025, the Company issued 1,465,524 Shares in respect of vesting of restricted shares units.

(ii)	During the six months ended June 30, 2025, 442,056 of restricted shares units and share options were vested and exercised, and were released from treasury shares into Shares.

(b)	Repurchase and cancellation of shares

On August 30, 2024, the board of directors authorized a new share repurchase program under which the Company may repurchase up to HKD2 billion of its shares within a period of 12 months starting from August 30, 2024 (the “2024 Share Repurchase Program”). The validity of the 2024 Share Repurchase Program was subsequently extended to June 30, 2026, as announced on March 21, 2025.

During the six months ended June 30, 2025, the Company repurchased ordinary shares under the 2024 Share Repurchase Program as follows, and the cost of these shares held by the Group was recorded in treasury shares:

	Shares repurchased on the NYSE				Shares repurchased on the HKEX
	Number of	Highest	Lowest	Aggregate	Number of	Highest	Lowest	Aggregate
	Shares	price paid	price paid	purchase	Shares	price paid	price paid	purchase
Month	repurchased	per Share	per Share	price paid	repurchased	per Share	per Share	price paid
		USD	USD	USD’000		HKD	HKD	HKD’000
March 2025	52,600	4.63	4.59	242	1,266,600	38.00	34.85	47,037
April 2025	1,621,224	4.88	3.51	6,613	5,163,200	38.00	27.05	154,897
May 2025	585,652	4.71	4.19	2,625	554,600	38.00	33.10	19,421
June 2025	1,040,368	4.73	4.20	4,666	1,183,200	36.90	32.75	41,322

Total	3,299,844			14,146	8,167,600			262,677

Equivalent to RMB’000				101,745				242,745

(c)	Dividends

During the six months ended June 30, 2025, special cash dividends of USD0.0817 per Share, amounting to USD101,292,000 (equivalent to RMB726,875,000), were declared and paid by the Company. The dividends were distributed from additional paid-in capital.

Special cash dividends of USD0.0724 per Share, amounting to USD89.3 million, were proposed and approved by the board of directors of the Company on August 21, 2025. The dividends will be distributed from additional paid-in capital and have not been recognized as liabilities as of June 30, 2025.

16	Events after the reporting period

(i)	Dividend declaration

On August 21, 2025, special cash dividends of USD0.0724 per Share, amounting to USD89.3 million (equivalent to RMB639.5 million), were proposed and approved by the board of directors of the Company. The dividends will be distributed from additional paid-in capital and settled by a cash distribution.

(ii)	Update on TOP TOY

TOP TOY recently has completed a round of strategic financing led by Temasek, a global investment company headquartered in Singapore. The post-transaction valuation of TOP TOY reached approximately HK$10 billion.

PUBLICATION OF THE INTERIM RESULTS ANNOUNCEMENT AND INTERIM REPORT

This interim results announcement is published on the websites of the HKEX at http://www.hkexnews.hk and the Company at ir.miniso.com. The interim report of the Company for the six months ended June 30, 2025 will be made available for review on the above websites in due course.

By order of the Board
MINISO Group Holding Limited
Mr. YE Guofu
Executive Director and Chairman

Hong Kong, August 21, 2025

As of the date of this announcement, the Board comprises Mr. YE Guofu as executive Director, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.